

INVEST IN **FORTUNATO CHOCOLATE**

# Chocolate made with a rare variety of cacao from the northern Peruvian jungle

fortunatochocolate.com Issaquah, WA Food & Beverage Consumer Goods Retail

# Highlights

1. We buy a rare and delicious variety of cacao directly from cacao farmers in northern Peru.
2. We know everything we need to know. We know how to make the products and do all the marketing.
3. We've already been in this business for 16 years. We know what we are doing.
4. Because of supply chain innovation we can sell a world class product for an accessible price.
5. This business is our heart and soul and our life's work.

# Featured Investor

**Nancy F. Curren**
Syndicate Lead

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Invested $5,000

"As the executor of multi-million dollar family estate investments, a retired school teacher of gifted children, and a lifelong consumer of quality chocolate, I am pleased (or honored) to invest in the expansion of this remarkable family business. I have visited their retail store and kitchen in Issaquah WA and observed the kindness and keen interest the store team has in meeting their customers and understanding their desire to enjoy products that excite their chocolate senses."

# Our Team



**Brian Horsley** Co-Founder - In charge of cacao and ecommerce.

Lived in the northern Peruvian jungle for ten years straight running our cacao buying and processing operation. Still runs it, but from the United States. We have a team in Peru now. Father of two children. Married 17 years. Adam's brother.



**Adam Pearson** Co-Founder - In charge of marketing and retail and manufacturing.

Master's degree in accounting. Father of three young sons. Married for 21 years. 16-year family business owner. Dan's son. Brian's brother. Lover of swept shop floors. Author of Finding Fortunato, selected for JP Morgan 2024 summer reading list.

# The Next Iconic Retail Business

Since 2009, we've been making exquisite chocolate using a thought to be extinct variety of cacao from the northern Peruvian jungle.

The USDA did the genetic testing on the variety of cacao we came across and informed us of the "unprecedented results".

One of our founders, my brother Brian, lived in the jungle for ten years with our cacao farm partners, running our cacao buying and processing operation.

From 2010 to 2020, we were strictly wholesalers, selling chocolate and cacao to high-end restaurants, chocolatiers, and chocolate makers, mostly in Europe.

We were selling in more than 30 countries.

When COVID hit in 2020, we almost went out of business, as our entire market was shut down overnight.

Meanwhile, we had cacao buying contracts with more than 500 independently owned cacao farms that grow the specific variety of cacao we use.

To stay in business, we quickly pivoted to opening an ecommerce website in the United States and it was a success.

In November 2021, we opened a commercial kitchen and our first retail shop.

In June 2022 we opened our second retail shop.

Since then, we've developed 60 delicious products.

You can check out our reviews online. We've since decided to go out on our own an open Fortunato Chocolate Inc.

Also, I wrote a book about our project called Finding Fortunato which was selected for the JP Morgan 2024 summer reading list.

We've gone as far as self-financing can take us.

Our goal is to buy as much cacao as we can from our wonderful cacao farm partners in the District of Huarango in northern Peru, make the best chocolate we can, and sell it all for affordable prices.

To do so, we'd like to begin the process of opening up a chain of chocolate shops.

Retail is the most profitable way to distribute, and it is also what we are passionate about.

We can do a big e-commerce business as well if the economics make sense.

Our two retail shops, which are in relatively low traffic locations in our hometown, which is small, are profitable.

We've avoided opening in bigger markets because we simply can't make enough inventory.

Properly capitalized, we can open up a lot of shops in our local market: Seattle, Bellevue, Redmond, Kirkland (the greater Seattle area) and then go national if we so choose.

It is an amazing opportunity to make the world a better place, offer chocolate lovers the best chocolate they've ever tasted, and do a lot of good for the cacao farming community we work with in northern Peru.

This is a mission that you can feel great about.